SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          MEMORY PHARMACEUTICALS CORP.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title and Class of Securities)

                                    58606R403
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58606R403                                            Page 2 of 5 Pages

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1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      ALETHEIA RESEARCH AND MANAGEMENT, INC., IRS number 95-4647814, as general partner of various limited partnerships and on behalf of various managed accounts.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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                   5     SOLE VOTING POWER

                         Less than 5% of the number of outstanding shares of any
                         class of capital stock of the Issuer
  NUMBER OF        -------------------------------------------------------------
   SHARES          6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH           -------------------------------------------------------------
  REPORTING        7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                 Less than 5% of the number of outstanding shares of any
                         class of capital stock of the Issuer
                   -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                         0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      Aletheia Research and Management, Inc.- CO
--------------------------------------------------------------------------------


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CUSIP No. 58606R403                                            Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

            Memory Pharmaceuticals, Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Philips Parkway, Montvale, NJ 07645

Item 2(a).  Name of Person Filing:

            Aletheia Research and Management, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            100 Wilshire Boulevard, Suite 1960, Santa Monica, CA  90401

Item 2(c).  Citizenship:

            Not Applicable.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value.

Item 2(e).  CUSIP Number:

            58606R403

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_|   Broker or Dealer registered under Section 15 of the Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.

      (e)   |X|   Investment Adviser registered in accordance with Rule
                  13d-1(b)(1)(ii)(E).


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CUSIP No. 58606R403                                            Page 4 of 5 Pages


      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

      (g)   |_|   Parent Holding Company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c) (14) of the Investment
                  Company Act of 1940.

      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this Statement is filed pursuant to Rule 13d-1(c), check this box |_|.

Item 4.     Ownership.

                  (a)   Amount beneficially owned:

                  (b)   Percent of Class:

                  (c)   Number of Shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote:

                        (ii)  Shared power to vote or to direct the vote:

                        (iii) Sole power to dispose or to direct the disposition
                              of:

                        (iv) Shared Power to dispose or to direct the disposition of:

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.


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CUSIP No. 58606R403                                            Page 5 of 5 Pages


Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

Date: February 11, 2008                ALETHEIA RESEARCH AND MANAGEMENT, INC.,


                                       By: /s/ Roger Peikin
                                           -------------------------------------
                                              Name: Roger Peikin
                                              Title: Executive Vice-President


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